Bryan K. Brown Partner {713} 226-6691 Phone {713} 226-6291 Fax bbrown@porterhedges.com	Porter & Hedges, L.L.P. RELIANT ENERGY PLAZA 1000 Main Street, 36th Floor Houston, Texas 77002 {713} 226-6000 Phone {713} 228-1331 Fax porterhedges.com

June 22, 2009

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vantage Drilling Company

Registration Statement on Form S-3

Filed May 15, 2009

File No. 333-159299

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 13, 2009

File No. 1-34094

Dear Mr. Schwall:

This letter is submitted on behalf of Vantage Drilling Company (the “Company”) in response to the letter received from staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 5, 2009 with respect to the referenced filings. We are filing electronically amendment no. 1 to the Form S-3 and amendment no. 2 to the Form 10-K which reflects responses to the Staff’s comments.

The following are responses to the Staff’s comments. For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff’s letter, followed by our response.

Registration Statement on Form S-3

General

1.	We note that throughout the registration statement, you refer to “selling shareholders” where it appears that there is only one. Please revise your filing to uniformly refer to the “selling shareholder.”

In response to the Staff’s comment, the disclosure in the registration statement has been revised to refer to “selling securityholder.”

Mr. H. Roger Schwall

June 22, 2009

Calculation of Registration Fee

2.	We note the footnote in the fee table indicating that the registration statement also covers an “indeterminate amount of each identified class of the identified securities as may be issued upon conversion, exchange, or exercise of any other securities that provide for such conversion, exchange or exercise.” Please revise your disclosure to indicate if the underlying securities are listed in the fee table, and to the extent they are not, please revise your fee table to include the underlying securities.

In response to the Staff’s comment the footnote in the fee table has been revised to indicate that the underlying securities are listed in the fee table.

Description of Share Capital, page II-5

3.	You note your statement that “[you] are currently authorized to issue 400,000 ordinary shares…,” which seems to be a typographical error given other statements throughout the filing. Please revise this statement to accurately indicate how many ordinary shares you are currently authorized to issue.

In response to the Staff’s comment the disclosure has been revised to accurately indicate the number of ordinary shares the Company is authorized to issue.

Selling Securityholder, page II-15

4.	Please disclose that the selling shareholder is a statutory underwriter.

In response to the Staff’s comment, the disclosure in the registration statement has been revised to state that “[a]s a result of the level of ownership of our securities, the selling securityholder would be considered an “underwriter” with respect to the securities sold by it in the offering.”

Mr. H. Roger Schwall

June 22, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

5.	We note that the accountant’s repot does not indicate whether it has been signed. Please amend your Form 10-K to include a signature required pursuant to Rule 2-02(a)(2) of Regulation S-X.

In response to the Staff’s comment the Form 10-K has been amended to include the signature required pursuant to Rule 2-02(a)(2) of Regulation S-X.

Mr. H. Roger Schwall

June 22, 2009

If you have any questions or concerns, please contact me via telephone at (713) 226-6691 or via facsimile at (713) 226-6291.

Very truly yours,

/s/ Bryan K. Brown
Bryan K. Brown